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08001241

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February 27, 2008

SUPPL

Securities and Exchange Commission
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SEC
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FEB 28 2008
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Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a Press Release dated February 26, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

Enclosures

cc: Peter Scott
Rock Energy Inc.

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1982) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore C.M., Q.C., LL.D., Counsel

File No. 82-34785

rockenergy

Rock announces exploration success in the Saxon area and a 27% increase in proved plus probable reserves.

February 26, 2008

Operations Update

Rock Energy Inc. (TSX:RE) ("Rock") is pleased to report the drilling of 3 (2.45 net) gas wells during the months of December 2007 and January 2008. Two of the gas wells were at the new exploration area of Saxon where Rock holds a 100% working interest. These wells have been completed and tested at combined rates exceeding 7 mmcf per day with over 20 bbls/mmcf per day of condensate. Rock is working to tie these wells in to a third party processing facility, and now expects the wells to come on stream by June at an initial combined rate of 4-6 mmcf per day. This represents a very significant exploration success for the company and with the infrastructure now being installed it allows Rock to proceed with 2 to 4 more drilling locations next winter. The third gas well (0.45 net) was cased and tested at a rate of 1.5 mmcf per day. It is expected that this well will be tied in and on production by June, with a follow-up location to be drilled in the second half of 2008.

During the months of December 2007 through to February 2008 Rock has been busy with the tie in of our gas wells in the Musreau and Kakwa areas. Production for the fourth quarter of 2007 averaged approximately 2,670 boe per day but with the current pipeline activity the company now estimates daily production to be 2,900 to 3,100 boe per day. With the drilling results at Saxon, Rock is reviewing it's guidance for the year, and expects to provide an update with the release of the year end financial statements prior to the end of March 2008.

Reserves

Rock's reserves evaluation for December 31, 2007 has been completed by GLJ Petroleum Consultants Ltd. ("GLJ") and reviewed by the Reserves Committee of the Board of Directors. The company's annual audit of its financial statements is not yet complete and accordingly all financial information referred to in this press release are management's best estimates. Rock expects to issue audited financial statements prior to the end of March, 2008.

During 2007 Rock increased the total reserves of the company on a proved plus probable basis by 27% from 7.3 million boe to 9.3 million boe and total proved reserves increased 18% from 4.5 million boe to 5.3 million boe.

Reserve Summary

	December 31, 2007		December 31, 2006		Change	
Gross reserves (1)	**Proved**	**Proved plus Probable**	Proved	Proved plus Probable	Proved	Proved plus Probable
Heavy oil ('000 bbl)	**2,275**	**3,764**	2,705	4,299	-15.9%	-12.4%
Light oil ('000 bbl)	**383**	**572**	413	588	-7.3%	-2.7%
NGL's ('000 bbl)	**207**	**360**	119	183	73.9%	96.7%
Gas ('000 boe)	**2,453**	**4,613**	1,248	2,264	96.0%	103.7%
Total ('000 boe)	**5,318**	**9,309**	4,485	7,334	18.5%	26.9%
Net present value of future net revenues before tax discounted @ 10% ('000)	**$97,285**	**$152,420**	$72,457	$105,688	34.3%	44.2%

(1) Working interest reserves before deducting royalties and excluding royalty interests.

The table above illustrates the company's net present value of future net revenue attributable to reserves using forecast prices and costs. The prices used were GLJ forecast prices as at January 1, 2008. The estimated future net revenues are presented before deducting future estimated site restoration costs, and are reduced for estimated future abandonment costs and future capital costs associated with non-producing, undeveloped and probable additional reserves. Estimated values disclosed do not necessarily represent fair market value.

Reserve Reconciliation

Gross reserves (1)	Total Proved ('000 boe)	Proved plus Probable ('000 boe)
December 31, 2006	**4,488**	**7,334**
Production	(812)	(812)
Reserves acquired	971	1,898
Reserve additions	949	1,506
Revisions	(277)	(617)
December 31, 2007	**5,318**	**9,309**

(1) Working interest reserves before deducting royalties and excluding royalty interests.

Estimated FD&A Costs ($/boe)

	2007		2005 to 2007	
	Proved	**Proved plus Probable**	Proved	Proved plus Probable
Operations (Excluding FC) (1)	**25.46**	**16.05**	17.99	11.02
Operations (Including FC) (1)	**29.15**	**18.66**	19.65	13.20
Acquisitions (Excluding FC) (2)	**29.38**	**15.03**	25.13	16.04
Acquisitions (Including FC) (2)	**33.64**	**21.05**	27.44	19.54
Corporate (Excluding FC) (3)	**32.07**	**18.91**	21.20	13.55
Corporate (Including FC) (3)	**36.72**	**24.42**	23.15	16.35

FC = Future development capital costs
(1) Excludes revisions
(2) Based on the allocation of acquisition costs to property plant and equipment
(3) Includes revisions

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Highlights of the reserve report

- On September 28, 2007 Rock closed the acquisition of Greenbank Energy Inc. and acquired 500 boe per day of production. Based upon the report of GLJ these properties had 1,898 thousand boe of proved plus probable reserves and 971 thousand boe of proved reserves as at September 30, 2007. The acquisition cost for the proved plus probable reserves was $15.03/boe ($21.05/boe including future capital) based on the allocation of the purchase price to property plant and equipment of $28.1 million plus $0.4 million of allocated capitalized G&A.

- During 2007 Rock invested a considerable amount of time and capital to prove up two exploration prospects at Kakwa and Saxon. We have experienced drilling success in both these areas however management believes that due to limited production and performance history the current reserve report may not fully reflect the full reserve potential. This future upside potential could be realized with longer term production and performance history. In addition, when calculating the one year finding and development cost, these wells are carrying the burden of the land, seismic, and infrastructure costs in 2007, and significant future capital costs. During the next drilling season (winter 2008-2009) Rock expects to drill 3 to 5 more wells in these areas which will be able to take advantage of the land and new infrastructure, and expect to add reserves to these projects.

- During the year Rock experienced negative technical revisions of 617 thousand boe of proven plus probable reserves, primarily in the heavy oil producing properties. The largest downward revision occurred at the Edam property where the company experienced gas migration at the producing wells in August, impairing production. Since that time, the company has demonstrated the ability to produce the oil and gas concurrently to the Saskatchewan Ministry of Energy and Resources (SMER), and anticipates receiving approval for concurrent production to further restore operations by April of this year. With production performance success, the company could realize a future upward revision of reserves associated with this property.

Net Asset Value

The reserve report generated by GLJ has indicated a reserve value of $152 million under the old royalty regime and $145-152 million under their assumed range of the new proposed royalty regime in Alberta (all values represent net present value discounted at 10%, before tax). With the proposed royalty regime range, Rock's net asset value per share becomes $4.99-$5.28 per share (basic) assuming year-end debt of $29.1 million, land of 62,150 net acres at the acquired cost of $13.38 million (no value for seismic), and shares outstanding of 25.9 million (basic).

Conclusion

During 2007 the Rock participated in the drilling of 16 (12.2 net) wells including 8 (8.0 net) heavy oil wells, 6 (3.1 net) gas wells, and 2 (1.1 net) dry and abandoned wells for an overall net success rate of 91%. So far in 2008 we have drilled two (1.45 net) successful gas wells. A key accomplishment of this activity was to prove the capability of our exploration prospects in Kakwa and Saxon. The company has experienced success in both of these exploration areas and with the new infrastructure installed, we are in a position to proceed with follow–up locations and fully develop the newly discovered reserves. Rock also concluded a strategic acquisition of Greenbank which gives us a toe hold and a base of production in the Elmworth area. That toe hold is bearing fruit as we are experiencing success with our exploration program. During the fourth quarter of last year Rock participated in drilling one (0.30 net) well at Elmworth that tested at rates of 7 mmcf per day. The company expects to bring this well on stream after break up at a rate of 2.5 mmcf per day (restricted due to compressor constraints) and drill 2 to 3 more wells in this trend during the remainder of the year. Though our finding costs for the year are higher than we would consider acceptable, they only represent a one year picture. Our three year averages more accurately reflect the exploration cycle in the deep basin. On a three year basis Rock has an "all-in" FD&A cost of 16.35 per boe generating an operating historical recycle ratio of 1.5. During the year the company continued to generate value and was able to deliver a solid net asset value of over $5.00/share. Rock is off to a strong start in 2008 and with an early increase in production and cash flow we expect to continue to provide growth on all fronts from our inventory of drilling locations for our shareholders.

Advisory

Certain statements and information contained in this press release, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, funds from operations, capital expenditure programs and debt levels contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, changes in regulatory and taxation regimes, volatility of commodity prices, escalation of operating and capital costs, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this press release. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

END